LEXMARK SAVINGS PLAN

PLAN #002    EIN #06‑1308215

Report on Audits of Financial Statements

and Supplemental Schedule

As of December 31, 2015 and 2014

and for the year ended

December 31, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________________ to ______________________

Commission file number 1-14050

A.	Full title of the Plan and the address of the Plan, if different from that of the Issuer named below:

Lexmark Savings Plan

B.	Name of Issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Lexmark International, Inc.

One Lexmark Centre Drive

740 West New Circle Road

Lexington, Kentucky 40550

Form 11‑K

Lexmark Savings Plan

December 31, 2015

____

Pages

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedule*:

Form 5500, Schedule H, Line 4i ‑ Schedule of Assets (Held at End of Year)	16

Exhibit:

Consent of Independent Registered Public Accounting Firm (Exhibit 23.1)

*Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statements of net assets available for benefits of the Lexmark Savings Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Lexmark Savings Plan’s financial statements.  The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements, but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Mountjoy Chilton Medley LLP

Mountjoy Chilton Medley LLP

Louisville, Kentucky

June 14, 2016

LEXMARK SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2015 and 2014

(in thousands of dollars)

____

	2015	2014

Assets

Investments:
Investments, at fair value	$884,243	$895,849
Fully benefit-responsive investment contracts, at contract value	88,628	88,671
Total investments	972,871	984,520

Receivables:
Employer contributions	1,364	1,362
Other	366	57
Notes receivable from participants	10,154	10,165

Total receivables	11,884	11,584

Total assets	984,755	996,104

Liabilities

Other payables	91	208

Total liabilities	91	208

Net assets available for benefits	$984,664	$995,896

The accompanying notes are an integral part of the financial statements.

LEXMARK SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2015

(in thousands of dollars)

____

Additions to net assets attributed to:
Investment income from interest and dividends	$23,631
Interest on notes receivable from participants	442
Net depreciation in fair value of investments	(25,850)

Contributions:
Employer	25,488
Participants	41,077

Total contributions	66,565

Total additions	64,788

Deductions from net assets attributed to:
Benefits paid to participants	(76,243)
Administrative expenses, net	223

Total deductions	(76,020)

Net decrease	(11,232)

Net assets available for benefits:

Beginning of year	995,896

End of year	$984,664

The accompanying notes are an integral part of the financial statements.

LEXMARK SAVINGS PLAN

Notes to Financial Statements

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1.   Plan Descripton

The Lexmark Savings Plan (the “Plan”) is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is a contributory defined contribution plan in which all U.S. employees of Lexmark International, Inc. (the “Company” or “Employer”), Lexmark Enterprise Software, LLC f/k/a Perceptive Software, LLC (“Enterprise Software”) and certain designated U.S. subsidiaries of the Company who are: (i) compensated by salary or by commission, or partly by salary and partly by commission, (ii) eligible for full medical coverage by the Company or its designated U.S. subsidiary, (iii) subject to the periodic performance evaluation process established by the Company or its designated U.S. subsidiary and (iv) included in a classification of employees that is eligible under the rules and regulations established by the Company or its designated U.S. subsidiary to participate in “time off with pay” benefits such as vacation, sick leave and personal leave, are eligible to participate provided, however, individuals who become employees of the Company or a designated U.S. subsidiary pursuant to a merger or acquisition shall not become eligible to participate in the Plan unless and until such class of employees is designated in writing by the Lexmark Retirement Committee as being eligible to participate in the Plan.

Contributions

The Plan is funded by voluntary employee pretax contributions up to a maximum of 50% of total annual eligible compensation up to a maximum of $18,000 and $17,500 for the Plan years ended December 31, 2015 and 2014, respectively.  The maximum employee contribution is $18,000 for the 2016 Plan year.  All employees who were eligible to make elective deferrals under the Plan and who had attained age 50 before the close of the Plan year ended December 31, 2015 were eligible to make catch‑up contributions up to $6,000.  The catch‑up contribution amount for 2016 is $6,000.  The contributions for a participant are made by payroll deductions and are determined each pay period by multiplying the participant selected contribution rate then in effect by his/her eligible compensation for such period.  The Plan also allows the participant to contribute into the Plan balances from another qualified benefit plan (known as “rollover contributions”). Rollover contributions, included in Contributions - Participants on the Statement of Changes in Net Assets Available for Benefits, totaled $3,381,220 for the year ended December 31, 2015.

Plan participants can designate all or a portion of their elective deferrals as designated Roth contributions, which are included in gross income, rather than traditional, pretax elective contributions. Effective October 1, 2014, the Plan was amended to permit participants to make in-Plan Roth transfers.  Prior to October 1, 2014, participants were required to irrevocably elect to treat all or a portion of their deferrals as designated Roth contributions at the time of deferral and contributions that were initially treated as pretax elective contributions could not later be converted to Roth contributions, and vice versa.  However, for distributions occurring after September 27, 2010, a participant who is eligible to elect a direct rollover of his or her plan accounts may elect to transfer to the participant’s Roth contribution account as an eligible rollover distribution part or all of his/her vested non‑designated Roth contribution accounts, provided the direct rollover otherwise meets the requirements of the Plan.  Roth account

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balances can be distributed tax-free if the following requirements for a qualified distribution are satisfied: distribution occurs at least 5 years after the participant’s first designated Roth contribution and the distribution is attributable to the participant’s attainment of age 59½, disability or death.  The five-year waiting period begins on the first day of the year in which designated Roth contributions are initially made.

A participant can designate and change on a daily basis the proportions in which his/her contributions, as well as ongoing account balances, are allocated among the Plan's active investment funds.  The minimum allocation to each fund is 1%.

The Company makes an automatic employer contribution of 1% of the participant’s compensation into the Plan on an annual basis.  The Company may also make a discretionary employer matching contribution.  For 2015, the Company made a discretionary employer matching contribution of 100% of the first 5% of the participant’s compensation contributed to the Plan.  In addition, the Company may make a discretionary employer contribution from time to time.  No discretionary employer contributions were made in 2015.  All Employer contributions, if any, may be allocated to the investment fund by the participant in any manner desired by the participant, subject to the requirements set forth in the paragraph above.

Allocations to Participants

Contributions to the Plan are allocated to the accounts of the participants on a biweekly basis. Earnings of the Plan are allocated on a daily basis.  The investment fund options provided by the Trustee are mutual funds, except for the Lexmark Stock Fund which is a direct purchase stock fund, the Fixed Income Fund which is a commingled fund that utilizes fully benefit-responsive investment contracts, and target date funds which are commingled funds.

Vesting

Participants are fully vested in their contributions and earnings thereon at all times.  Participants also immediately vest in the automatic employer contribution, as well as the discretionary employer matching contribution, if any.  However, discretionary employer contributions, if any, are subject to a three-year vesting requirement.

Withdrawals

A participant who has attained age 59½ may withdraw in cash part (minimum of $500) or all of his/her account balance provided that such participant may make only one such withdrawal in any Plan year.

Hardship withdrawals are available according to provisions of the Plan if approved by the Plan Administrator, but are limited to the value of the participant's contributions and the participant's immediate financial need.  Earnings and Company contributions are not eligible for hardship withdrawals. Participants who receive a hardship withdrawal are prohibited from making contributions to the Plan for six months. In the case of a partial withdrawal made by a participant with an interest in more than one investment fund, the amount withdrawn from each

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Notes to Financial Statements, continued

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of the participant's investment funds is in the same proportion as the value of his/her interest in each investment fund.

Distributions

In the event of retirement or disability (as described in the Plan's provisions) or termination of employment for any reason other than death, and provided the value of the participant's account is in excess of $1,000, the participant may elect one of two distribution options or may defer either election to a later date.  The two distribution options available are (1) receive a lump sum distribution or (2) receive a specified number of annual installments over a period of generally up to ten years.

In the event that a participant dies before the balance of his/her account has been distributed, the remaining balance of his/her account shall be distributed to the participant's beneficiaries in a lump sum distribution.

If upon a participant's retirement, disability, or termination of employment the value of the participant's account is not in excess of $1,000, such participant receives an immediate distribution. For purposes of determining the account balance for involuntary distributions of vested benefits of $1,000 or less, the portion of the balance attributable to rollover contributions and allocable earnings will be considered.

Distributions are generally cash distributions; however, a participant who is entitled to a distribution and who has investments in whole or in part in the Lexmark Stock Fund may elect, in writing, to have the value of his/her investment in the Lexmark Stock Fund distributed in whole shares of the Company's Class A Common Stock.  Fractional shares are distributed in cash.

Notes Receivable from Participants

A participant may borrow funds from his/her Plan account subject to the provisions of the Plan.  A participant is eligible to have up to two outstanding loans at a given time and may borrow up to half the value of his/her Plan account (including any current loan balance), but no more than $50,000 less his/her highest outstanding loan balance during the preceding 12‑month period.  No loan will be made while any other loan is in default.  An administrative fee is charged for the origination of the loan and is deducted from the participant's account in proportion to the funds held for investment.  Loans are granted for a minimum term of one year, and thereafter in monthly increments up to a maximum of five years (ten years for home loans); however, the participant may prepay the loan at any time.  Each loan bears a fixed rate of interest determined at the inception of the loan by the Plan Administrator.  The fixed rate of interest applied to each loan is the prime rate as published in the Wall Street Journal on the first day of the quarter in which the loan is made plus 1.25%.  As of December 31, 2015, loan interest rates in effect ranged from 4.25% to 9.75% with various maturity dates.  Payment of the loan is made in substantially level payments through payroll deductions.  Payments of principal and interest are allocated to the investment funds elected for current contributions.  A participant may continue to contribute to the Plan while he/she has an outstanding loan balance.  Participant loans are

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Notes to Financial Statements, continued

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valued at unpaid principal balance plus accrued but unpaid interest.

Forfeitures

Any portion of a participant's account balance in which the participant is not vested upon termination of employment constitutes a forfeiture at the time the participant receives a distribution, unless the participant has no vested interest, in which case such forfeiture occurs at his/her termination of employment.  Forfeitures are applied first to reduce any Plan administrative fees.  Any remaining forfeitures during any Plan year are applied to the Company's contribution obligation.  There were forfeitures of participant balances during 2015 of $95.  The cumulative balance of forfeited nonvested accounts totaled $135 and $99,394 as of December 31, 2015 and 2014, respectively, and changed year-to-year due to using $97,688 to reduce employer contributions, $2,197 to reduce administrative expenses, investment income of $3, and an administrative adjustment of the account balance of $528.

Exchanges

A participant may reallocate his/her account balance among the various investment options on a daily basis; however, there are certain restrictions that apply to participant exchanges.  A participant may not transfer funds directly from the Fixed Income Fund to the Fidelity Retirement Government Money Market Fund because this is considered a “competing,” or similar, fund.  Funds must first be transferred from the Fixed Income Fund to a “non‑competing” fund for at least 90 days.

In addition, certain funds require the participant to pay a redemption fee if contributions or exchanges into that fund are exchanged out of that fund within a specified time period, typically 90 days or less.

A participant may make unlimited exchanges into and out of the Lexmark Stock Fund.  However, from the first day of the last month of each calendar quarter until after that quarter’s earnings results for the Company are announced (the “Window Period”) a participant may not make an exchange into the Lexmark Stock Fund.  A participant, who is not a senior manager or an executive of the Company, is permitted to make an exchange out of the Lexmark Stock Fund during the Window Period.  Senior managers and executives of the Company may not exchange into or out of the Lexmark Stock Fund during the Window Period.  All executive officers subject to Section 16 of the Securities and Exchange Act of 1934 must obtain Plan sponsor approval for transactions that involve the Lexmark Stock Fund.

2.   Summary of Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the respective dates of the financial statements and the changes in net assets available for Plan benefits during the respective reporting periods.  Actual results could differ from those estimates.  The following is a summary of the significant

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Notes to Financial Statements, continued

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accounting policies followed by the Plan in the preparation of its financial statements:

Valuation of Assets

Mutual funds, including the short-term investment fund, are valued at quoted market prices that represent the net asset value of shares held by the Plan at year‑end.  The Lexmark Class A Common Stock is stated at fair value as quoted by the New York Stock Exchange.  Receivables and cash are stated at cost.  Commingled funds are valued at net asset value per unit (“NAV”).  Refer to Note 4 for additional information.

Fixed income funds, excluding short-term investments, are valued at contract value.  Contract value is the relevant measurement for fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  Refer to Note 3 for additional information.

The fair value of investments is based on various factors including the current interest rate environment and the general strength of the economy.  Changes in the fair value could significantly affect the Plan's net assets available for benefits.

Net Appreciation/Depreciation

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation/depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Distributions to Withdrawing Participants

Distributions to withdrawing participants are recorded when paid.

Subsequent Events

Management has evaluated subsequent events for accounting disclosure requirements through June 14, 2016, the date that the financial statements were available to be issued, and, except as disclosed in Note 11, no events occurring during the evaluation period that would require recognition or disclosure in the financial statements.

Recent Accounting Pronouncement

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2015-07”).  The amendments in ASU 2015-07 remove the requirement to categorize within the fair value hierarchy investments for which fair value is measured using the net asset value per share practical expedient.  ASU 2015-07 affects only the Plan’s disclosures and requires retrospective application.

LEXMARK SAVINGS PLAN

Notes to Financial Statements, continued

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In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965) (“ASU 2015-12”).  This accounting update requires fully benefit-responsive investment contracts to be measured at a contract value and eliminates the GAAP requirement for plans to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation for investments by general type.  The amendments are to be applied retrospectively for all financial statements presented.

Management has elected to early adopt ASU 2015-07 and ASU 2015-12 as of December 31, 2015, as they believe it will simplify Plan accounting and its presentation in the financial statements.  As such, the presentation of the financial statements and notes herein have been changed to reflect such adoption.

3.  Fully Benefit-Responsive Investment Contracts

The Fixed Income Fund of the Plan (the “Fund”) has entered into fully benefit-responsive guaranteed investment contracts (“GICs”) to provide preservation of principal, maintain a stable interest rate, and provide daily liquidity at contract value for participant withdrawals and transfers in accordance with the provisions of the Plan.

The Fund enters into synthetic GIC arrangements, which are investment contracts that simulate the performance of traditional GICs through the use of financial instruments.  The synthetic GICs are comprised of interests in commingled trusts or individual fixed income securities that are held in trust for the Fund.  The Fund then enters into a benefit-responsive “wrapper” contract with a third‑party such as a financial institution or an insurance company which guarantees the Fund a specific value and rate of return for the commingled trust security or securities held in trust. The total contract value of synthetic GIC arrangements as of December 31, 2015 and 2014 was $88,627,752, and $88,671,023, respectively.

The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments; through adjustments to the future interest crediting rate (which is the rate earned by participants for the underlying investments).  The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero.  An interest crediting rate less than zero would result in loss of principal or accrued interest.

The key factors that influence future interest crediting rates for a wrapper contract include: the level of market interest rates, the amount and timing of participant contributions, transfers, and withdrawals into/out of the wrapper contract, the investment returns generated by the fixed income investments that back the wrapper contract, and the duration of the underlying investments backing the wrapper contract.

Wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis.  While there may be slight variations from one contract to another, most wrapper contracts use a formula for the crediting interest rate that is based on the characteristics of the underlying fixed

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Notes to Financial Statements, continued

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income portfolio. Over time, the crediting rate formula amortizes the GICs realized and unrealized market value gains and losses over the duration of the underlying investments.

Because changes in market interest rates affect the yield to maturity and the market value of the underlying investments, they can have a material impact on the wrapper contract’s interest crediting rate.  In addition, participant withdrawals and transfers from the Plan are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate.  The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case.  The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

All wrapper contracts provide for a minimum interest crediting rate of zero percent.  In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuers will pay to the Plan the shortfall needed to maintain the interest crediting rate at zero.  In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value.  These events include termination of the Plan, a material adverse change to the provisions of the Plan, if the employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract.  The events described above that could result in the payment of benefits at market value rather than contract value are not probable of occurring in the foreseeable future.

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status or material and adverse changes to the provisions of the Plan.  If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments (or in the case of a traditional GIC, at the hypothetical market value based upon a contracted formula).

4.   Fair Value Measurements

The accounting guidance for fair value measurements defines fair value, establishes a framework for measuring fair value in GAAP and requires disclosures about fair value measurements. The guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As part of the framework for measuring fair value, the guidance establishes a hierarchy of inputs to valuation techniques used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.  The three levels of the fair value hierarchy are described below:

Level 1	Quoted prices (unadjusted) in active markets for identical, unrestricted assets or liabilities that the Plan has the ability to access at the measurement date;

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Level 2	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and
Level 3	Unobservable inputs used in valuations in which there is little market activity for the asset or liability at the measurement date.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The fair values of the Plan’s investments are based on third party pricing information without adjustment.

The Plan tested the fair value of the portfolio and default level assumptions provided by the third parties as of December 31, 2015 using the following procedures:

  assessment of trading activity and other market data;

  assessment of variability in pricing by comparison to independent source(s) of pricing; and

  back-testing of transactions to determine historical accuracy of net asset value per share/unit as an exit price.

Following is a description of the valuation methodologies used for assets measured at fair value. There were no changes in the methodologies used to measure fair value during 2015.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the share (unit) published as the basis for current transactions.

Commingled funds: Valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, which includes a mix of U.S. and international equities, fixed income investments, and cash. There are no restrictions on redemptions.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the reporting date. Management of the Plan reviews the levels assigned to its fair value measurements on an annual basis and recognizes transfers between levels as of the beginning of the Plan year in which the transfer occurs. There were no transfers between levels during either 2015 or 2014.

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The following tables set forth by level, within the fair value hierarchy, the Plan’s assets measured at fair value on a recurring basis as of December 31, 2015 and 2014 (amounts in thousands of dollars):

	Level 1	Level 2	Level 3	Total
December 31, 2015
Investments measured at fair value:
Common stocks	$28,965	$–	$–	$28,965
Mutual funds	350,510	–	–	350,510
Investments measured at NAV:
Commingled funds	–	–	–	504,768

Total	$379,475	$–	$–	$884,243

	Level 1	Level 2	Level 3	Total
December 31, 2014
Investments measured at fair value:
Common stocks	$28,587	$–	$–	$28,587
Mutual funds	695,095	–	–	695,095
Investments measured at NAV:
Commingled funds	–	–	–	172,167

Total	$723,682	$–	$–	$895,849

In accordance with recently updated accounting standards, certain investments in 2015 and 2014 that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been classified as Level 1, 2 or 3 in the above fair value hierarchy but are included in the total.  Refer to Note 2 of the Notes to the Financial Statements for additional information.

Unrealized gains and losses included in changes in net assets for the period above are reported in net depreciation in fair value of investments in the Statement of Changes in Net Assets Available for Benefits.

5.   Administrative Expenses

Expenses for administration of the Plan are paid jointly by participants and the Company.   Participants pay a quarterly participant fee (to the extent one is charged); operating and management fees of the investment funds; and any applicable loan, distribution and withdrawal fees. All other fees are paid by forfeitures to the extent available and applied, and thereafter by

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the Company.  Certain administrative services are provided at no cost to the Plan by the Company.

During 2015, the Plan received $273,380 from the Revenue Credit Program, which was placed in an ERISA account.  Qualified Plan expenses may be paid from the ERISA account.  The cumulative balance remaining in the ERISA account totaled $50,984 and $544,836 as of December 31, 2015 and 2014, respectively, and changed year-to-year due to reallocating $767,300 to participant accounts and receiving $68 in income.

6.   Income Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated February 27, 2012, that the Plan and related trust, each as amended prior to December 14, 2010, are designed in accordance with Sections 401(a) and 401(k) of the Internal Revenue Code of 1986 (the “Code”), as amended, and are tax exempt under Section 501(a) of the Code.  Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and being operated in compliance with the applicable provisions of the Code.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the respective taxing authorities. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits of the Plan for any tax periods in progress.  Plan management believes it is no longer subject to income tax examinations for years prior to 2012.

Participants will not be subject to income tax withholding for pretax deferred compensation, unless required by state or local authority, until distribution or withdrawal of the pretax contribution account, in whole or in part.  Participants will be subject to income tax withholding on Roth contributions, but will not be subject to additional taxation upon distribution or withdrawal of the Roth contribution account, provided the distribution is a qualified distribution as discussed in Note 1, above.

A participant will not be subject to federal income tax on employer contributions made to a participant's account, or on income accruing to the account, until distribution or withdrawal of the employer contribution account, in whole or in part.

7.   Plan Termination

The Company has the right under the terms of the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and the Plan assets will be distributed in accordance with the provisions of the Plan.

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Notes to Financial Statements, continued

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8.   Investment Risk

The Plan provides for various investment options including the Company's Class A Common Stock and a number of mutual and commingled funds that invest in stocks, bonds, and other investment securities.  Certain investment securities are exposed to risks such as changes in interest rates, fluctuations in market conditions and credit risk.  The level of risk associated with certain investment securities and uncertainty related to changes in the value of these securities could materially affect participant account balances and amounts reported in the financial statements and accompanying notes.

9.   Related-Parties and Party-in-Interest Transactions

At December 31, 2015 and 2014, a significant portion of the Plan's assets were invested in investment funds advised by Fidelity Management & Research Company (“FMR”), an affiliate of Fidelity Management Trust Company (“FMTC”), the Plan's Trustee.  Fidelity Investments Institutional Operations Company, the Plan's recordkeeper, is also an affiliate of FMTC and FMR.

At December 31, 2015, the Plan held 892,604 shares of Lexmark Class A Common Stock valued at $28,965,028.  At December 31, 2014, the Plan held 692,682 shares of Lexmark Class A Common Stock valued at $28,586,986.

Indirect fees are paid to FMR based on investment account values.  The fees for the year ended December 31, 2015 were approximately $2,850,000.  The fees reduce net appreciation in fair value of investments on the statement of changes in net assets available for benefits.

10.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2015 and 2014 and change in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2015 (in thousands of dollars).

	2015	2014
Net assets available for benefits per the financial statements	$984,664	$995,896

Adjustment from contract value to fair value for fully benefit-responsive investment contracts	–	2,273

Net assets available for benefits per the Form 5500	$984,664	$998,169

LEXMARK SAVINGS PLAN

Notes to Financial Statements, continued

______

2015
Change in net assets available for benefits per the financial statements	$(11,232)

Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	(2,273)

Change in net assets available for benefits per the Form 5500	$(13,505)

11. Subsequent Events

In January 2016, the Plan was amended and restated with the following changes to: (i) allow for automatic enrollment of newly hired employees at an elective deferral rate of 5% unless they make an affirmative election not to defer any portion of their compensation or they elect a different deferral percentage, (ii) automatically increase deferral rates for participants with deferral rates of less than 5% by 1% annually until such participant’s deferral rate reaches 5% and (iii) add a distribution event based on qualified military leave of absence.

On April 19, 2016 the Company entered into the Merger Agreement that provides for the acquisition of the Company by a consortium of buyers with closing of the acquisition expected in the second half of 2016.  The consummation of the acquisition is subject to approval of the Company’s shareholders, applicable foreign and domestic regulatory clearances and other customary closing conditions.  While the Company’s Board of Directors has approved the Merger Agreement and the transaction contemplated thereby, there can be no certainty that the acquisition will be successfully consummated.

SUPPLEMENTAL SCHEDULE

LEXMARK SAVINGS PLAN

PLAN #002 EIN #06-1308215

Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2015

(A)	(B)	(C)	(D)	(E)
	Identity of issuer, borrower,			Current
	lessor or similar party	Description of investment	Cost**	value

	Lexmark Class A Common Stock
*	Managed by Fidelity Management and Research Co.	Lexmark Stock Fund (Class A Common Stock) 892,604 shares		$28,965,028

	Mutual Funds

*	Managed by Fidelity Management and Research Co.	Contrafund Pool 11,600,800 shares		134,685,286

*	Managed by Fidelity Management and Research Co.	Low-Priced Stock Pool 9,907,972 shares		107,006,096

*	Managed by Fidelity Management and Research Co.	Retirement Govt. Money Market Portfolio 23,488,532 shares		23,488,532

*	Managed by Fidelity Management and Research Co.	Total Stock Market Index Fund 7,712,049 shares		77,120,487

	Managed by J.P. Morgan Company	US Equity Fund 3,793,561 shares		52,464,949

	Managed by Dodge and Cox Co.	Dodge and Cox Income Fund 3,878,189 shares		51,541,132

	Managed by Allianz Global Investors Co.	High Yield Bond Fund 2,593,492 shares		21,577,852

	Managed by The Vanguard Group	Windsor II Fund 1,064,065 shares		63,248,017

	Managed by Invesco	Developing Markets Instl 215,343 shares		5,258,670

	Managed by American Beacon Funds	Small Cap Value Fund 1,148,743 shares		25,800,762

*	Managed by Fidelity Management and Research Co.	Cash Reserves Fund		1,446

	Managed by Janus	Janus Triton N 2,273,946 shares		50,572,568

	Managed by Massachusetts Financial Services Co.	MFS Research International R5 2,751,212 shares		42,891,393

*	Managed by Fidelity Management and Research Co.	Spartan International Index Adv 244,326 shares		8,778,641

LEXMARK SAVINGS PLAN

PLAN #002 EIN #06-1308215

Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2015

(A)	(B)	(C)	(D)	(E)
	Identity of issuer, borrower,			Current
	lessor or similar party	Description of investment	Cost**	value

	Commingled Funds

*	Managed by Fidelity Management and Research Co.	FIAM TD 2005 Pool Q 32,102 shares		408,974

*	Managed by Fidelity Management and Research Co.	FIAM TD 2010 Pool Q 414,028 shares		5,605,937

*	Managed by Fidelity Management and Research Co.	FIAM TD 2015 Pool Q 364,563 shares		4,914,308

*	Managed by Fidelity Management and Research Co.	FIAM TD 2020 Pool Q 2,066,317 shares		27,110,077

*	Managed by Fidelity Management and Research Co.	FIAM TD 2025 Pool Q 1,572,820 shares		21,264,533

*	Managed by Fidelity Management and Research Co.	FIAM TD 2030 Pool Q 3,246,303 shares		42,396,721

*	Managed by Fidelity Management and Research Co.	FIAM TD 2035 Pool Q 2,120,382 shares		28,179,871

*	Managed by Fidelity Management and Research Co.	FIAM TD 2040 Pool Q 1,673,495 shares		21,939,519

*	Managed by Fidelity Management and Research Co.	FIAM TD 2045 Pool Q 1,155,263 shares		15,226,361

*	Managed by Fidelity Management and Research Co.	FIAM TD 2050 Pool Q 979,271 shares		12,720,734

*	Managed by Fidelity Management and Research Co.	FIAM TD 2055 Pool Q 240,875 shares		3,355,392

*	Managed by Fidelity Management and Research Co.	FIAM TD 2060 Pool Q 117 shares		1,089

*	Managed by Fidelity Management and Research Co.	FIAM TD Income CP 232,670 shares		2,831,589

*	Participant Loans	Loans receivable – interest rates at prime plus 1.25%; ranging from 4.25% to 9.75%, maturing at various dates.	$0	10,153,967

LEXMARK SAVINGS PLAN

PLAN #002 EIN #06-1308215

Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2015

(A)	(B)	( C )	(D)	(E)
	Identity of issuer, borrower,			Current
	lessor or similar party	Description of Investment	Cost**	Value

	Fixed Income Fund:

	American General Life Ins	Various funds, reported at contract value		10,144,798

	Pacific Life Ins	Various funds, reported at contract value		16,577,718

	Prudential Life Ins	Various funds, reported at contract value		21,217,531

	Transamerica	Various funds, reported at contract value		20,767,007

	Voya Retirement & Annuity	Various funds, reported at contract value		19,920,698

*	Fidelity Management Trust	Short Term Investment Fund, reported at fair value		4,887,227

	Total Fixed Income Fund			93,514,979

				$983,024,910

*	Party-in-interest to the Plan.
**	These investments are participant directed and, therefore, cost information is not required to be presented.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LEXMARK SAVINGS PLAN

Date: June 14, 2016

LEXMARK INTERNATIONAL, INC., as Plan Administrator of the Lexmark Savings Plan

By: /s/ Bruce J. Frost, Treasurer

      Bruce J. Frost, Treasurer

Index to Exhibit

Number	Description of Exhibit

23.1	Consent of Independent Registered Public Accounting Firm